

February 3, 2012

<u>Via E-mail</u>
Mark S. Grewal
President and Chief Executive Officer
S&W Seed Company
25552 South Butte Avenue
Five Points, CA 93624

  Re: S&W Seed Company
    Amendment No. 2 to the Registration Statement on Form S-3
    Filed January 26, 2012
    File No. 333-178481
    Post-Effective Amendment No. 3 to Form S-1 on Form S-3
    Filed January 12, 2012
    File No. 333-164588

Dear Mr. Grewal:

  We have reviewed your response to our letter dated January 25, 2012 and have the following additional comments.

<u>Form S-3</u>

<u>Exhibit 5.1</u>

1. While we note your response to prior comment 3, the due authorization, execution and delivery of all documents where due authorization, execution and delivery are prerequisites to the effectiveness thereof still appears to be a legal conclusion that is inappropriate for counsel to assume with respect to the registrant. Please have counsel limit this assumption accordingly or advise.

2. Refer to the second paragraph on page 2. The assumptions in the third and fifth sentences of this paragraph do not appear to be appropriate in a qualified opinion. Please have counsel revise accordingly or advise.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3574 with any questions you may have.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        Debra K. Weiner
        Wickersham & Murphy, P.C.